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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- ~~57286~~

8-51286

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/08___ AND ENDING ___12/31/08___
                                      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PrimeSolutions Securities, Inc.

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17601 West 130 Street, Suite 7

                                 (No. and Street)

North Royalton   Ohio   44133

    (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Victor Bull   (440) 230-5400

                                                             (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cohen Fund Audit Services

                           (Name – *if individual, state last, first, middle name*)

800 Westpoint Parkway, Suite 1100   Westlake   Ohio   44145

    (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB
3/16

OATH OR AFFIRMATION

I, _____Victor Bull_____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
_____PrimeSolutions Securities, Inc._____ , as

of _____December 31_____, 20 08____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

President
_____
Title

_____
Notary Public

ANNE M. REINKOBER
Notary Public, State of Ohio, Cuy. C.
My commission expires Apr. 26, 2010

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

PRIMESOLUTIONS SECURITIES, INC.

DECEMBER 31, 2008

TABLE OF CONTENTS

INDEPENDENT AUDITORS' REPORT 2

STATEMENT OF FINANCIAL CONDITION
    December 31, 2008 3

STATEMENT OF INCOME
    Year ended December 31, 2008 4

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
    Year ended December 31, 2008 5

STATEMENT OF CASH FLOWS
    Year ended December 31, 2008 6

NOTES TO THE FINANCIAL STATEMENTS .... 7 - 10

SUPPLEMENTAL INFORMATION .... 11 - 13

INDEPENDENT AUDITORS' REPORT ON INTERNAL
    CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) .... 14 - 15



Cohen Fund Audit Services, Ltd.   440.835.8500
800 Westpoint Pkwy., Suite 1100   440.835.1093 *fax*
Westlake, OH 44145-1524

www.cohenfund.com

SHAREHOLDER AND BOARD OF DIRECTORS
PRIMESOLUTIONS SECURITIES, INC.

Independent Auditors' Report

We have audited the accompanying statement of financial condition of PrimeSolutions Securities, Inc. (the Company) as of December 31, 2008, and the related statements of income, changes in shareholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PrimeSolutions Securities, Inc. as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cohen Fund Audit Services

February 23, 2009
Westlake, Ohio





STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008

ASSETS

CASH AND CASH EQUIVALENTS	$ 127,809
RESTRICTED CASH	50,000
COMMISSIONS RECEIVABLE	80,922
FURNITURE AND EQUIPMENT - AT COST LESS ACCUMULATED DEPRECIATION OF $10,778	6,562
PREPAID EXPENSES	7,573
	$ 272,866

LIABILITIES AND SHAREHOLDER'S EQUITY

ACCOUNTS PAYABLE AND ACCRUED EXPENSES	$ 26,108
COMMISSIONS PAYABLE	28,064
DEFERRED TAX LIABILITIES	10,462
	64,634

COMMITMENTS

COMMON STOCK
    $1 par value
    500 shares authorized
    100 shares issued and outstanding
	100

ADDITIONAL PAID-IN CAPITAL	60,500
RETAINED EARNINGS	147,632
	208,232
	$ 272,866

The accompanying notes are an integral part of these statements.

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2008

REVENUES	
Commissions	$ 675,970
Management and investment advisory income	117,274
Interest income	1,763
Other income	86,992
	881,999
EXPENSES	
Commissions, employee compensation, and benefits	725,423
Occupancy	55,334
Communications and data processing	14,724
Floor brokerage and exchange fees	20,226
Insurance	2,195
Professional fees	12,250
Other expenses	21,575
	851,727
NET INCOME BEFORE PROVISION FOR INCOME TAXES	30,272
Provision for income taxes	
Current	4,032
Deferred	11,828
	15,860
NET INCOME	$ 14,412

The accompanying notes are an integral part of these statements.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2008

	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS	TOTAL
BALANCE – JANUARY 1, 2008	$ 100	$ 60,500	$ 133,220	$ 193,820
NET INCOME			14,412	14,412
BALANCE – DECEMBER 31, 2008	$ 100	$ 60,500	$ 147,632	$ 208,232

The accompanying notes are an integral part of these statements.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2008

CASH FLOW PROVIDED FROM OPERATING ACTIVITIES		
Net income	$	14,412
Adjustments to reconcile net income to net cash		
provided from operating activities		
Deferred income taxes		11,828
Depreciation		2,254
Increase (decrease) in cash resulting from changes		
in operating assets and liabilities		
Commissions receivable		18,498
Prepaid expenses		(5,026)
Accounts payable and accrued expenses		2,509
Commissions payable		(22,901)
Net cash provided from operating activities		21,574
CASH FLOW USED IN INVESTING ACTIVITY		
Acquisition of furniture and equipment		(722)
NET INCREASE IN CASH AND CASH EQUIVALENTS		20,852
CASH AND CASH EQUIVALENTS – BEGINNING OF YEAR		156,957
CASH AND CASH EQUIVALENTS – END OF YEAR	$	177,809
SUPPLEMENTAL FINANCIAL INFORMATION		
Taxes paid	$	11,119

The accompanying notes are an integral part of these statements.

NOTES TO THE FINANCIAL STATEMENTS

1. ORGANIZATION

   PrimeSolutions Securities, Inc. was incorporated in the State of Ohio for the purpose of acting as a securities broker-dealer, engaged primarily in selling mutual funds and other securities. The Company is registered with the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority (FINRA), the National Futures Association (NFA), and the Municipal Securities Rulemaking Board (MSRB). The Company is registered to do business in the State of Ohio, 25 other states, and the District of Columbia.

   Nature of Business

   The Company is an introducing broker-dealer and has entered into a fully disclosed clearing agreement with a carrying broker. The clearing broker is responsible for complying with all regulatory requirements related to carrying customers' accounts.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   Cash and Cash Equivalents

   At times during the year, the Company's cash accounts exceeded the related amount of federal depository insurance. The Company has not experienced any loss in such accounts and believes it is not exposed to any significant credit risk.

   The Company considers financial instruments with a maturity of less than 90 days to be cash equivalents.

   Restricted Cash

   The Company has a $50,000 interest bearing deposit with its clearing broker pursuant to its clearing agreement.

   Receivables and Credit Policies

   Commissions receivable are uncollateralized clearing broker obligations due under normal trade terms requiring payments within 30 days from the report date. The Company generally collects receivables within 30 days and does not charge interest on commissions receivable with invoice dates over 30 days old.

   Commissions receivable, net of trading costs, are stated at the amount billed. Payments of commissions receivable are allocated to the specific transactions identified on the clearing broker statement or, if unspecified, are applied to the earliest unpaid amounts.

   Management individually reviews all commissions receivable balances that exceed 30 days from the invoice date and based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected. Additionally, management estimates an allowance for the aggregate remaining accounts receivable balance based on historical collectibility. At December 31, 2008, $38,400 was greater than ninety days outstanding. In the opinion of management, at December 31, 2008, all commissions were considered collectible and no allowance was necessary.

NOTES TO THE FINANCIAL STATEMENTS

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Depreciation

The Company primarily uses the straight-line method of depreciation for financial reporting purposes using estimated useful lives of five to ten years.

Commissions

Commissions and related clearing expenses are recorded on a settlement date basis as securities transactions occur, which approximates trade date.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48 (FIN 48) "Accounting for Uncertainty in Income Taxes" that requires the tax effects of certain tax positions to be recognized. These tax positions must meet a "more likely than not" standard that, based on their technical merits, have a more than 50 percent likelihood of being sustained under examination. In accordance with FASB FSP FIN 48-3, the Company has elected to defer the adoption of FIN 48 until 2009. The Company presently recognizes tax assets and liabilities when the related tax position is taken on the tax return. At adoption of FIN 48, the financial statements must be adjusted to reflect only those tax positions that are more likely than not of being sustained. Management of the Company is currently evaluating the impact, if any, that FIN 48 will have on the financial statements.

Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Accounting Estimates

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenue and expenses. Actual results could vary from the estimates that were used.

NOTES TO THE FINANCIAL STATEMENTS

3. NET CAPITAL REQUIREMENT

Pursuant to National Futures Association rules and the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital balance, as defined, under such provisions.

The Company's minimum capital requirements under the National Futures Association is the greater of $45,000 or the minimum net capital required by Rule 15c3-1. Under Rule 15c3-1, the Company's minimum capital requirement is the greater of $5,000 or 6⅔% of aggregate indebtedness, as defined under Securities and Exchange Commission Rule 15c3-1(a)(2)(vi), as it does not maintain customer accounts. At December 31, 2008, the Company's minimum net capital requirement is $45,000. Net capital may fluctuate on a daily basis. At December 31, 2008, the Company had net capital of $154,255, which was $109,221 in excess of the minimum requirements.

In addition to the minimum net capital provisions, Rule 15c3-1 requires that the Company maintain a ratio of aggregate indebtedness, as defined, to net capital, of not more than 15 to 1. At December 31, 2008, the ratio was .35 to 1.

4. EXEMPTION FROM RULE 15c3-3

The Company acts as an introducing broker or dealer, promptly transmitting all funds and delivering all securities received in connection with its activities as a broker or dealer and does not otherwise hold funds or securities for, or owe money or securities to customers. The Company operates under Section (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and is therefore exempt from the requirements of Rule 15c3-3.

5. EMPLOYEE BENEFIT PLAN

Substantially all of the Company's employees are covered under a simplified employee pension plan. The 2008 expense for this plan was $17,735.

6. FEDERAL INCOME TAXES

Significant temporary differences that give rise to deferred tax liabilities consist of the excess of tax depreciation over financial accounting depreciation and the difference between accrual basis book income and cash basis tax income.

At December 31, 2008, gross deferred tax liabilities amounted to $10,462.

NOTES TO THE FINANCIAL STATEMENTS

7.   COMMITMENTS

Leases

The Company leases office space under an agreement, which expired on December 31, 2008. The lease was extended with annual rent of $12,900, through December 31, 2009.

Rent expense amounted to $48,600 for the year ended December 31, 2008.

SUPPLEMENTAL INFORMATION

PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2008

SCHEDULE I - COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2008

NET CAPITAL

Total shareholder's equity from statement of financial condition			$ 208,232
Less: Non-allowable assets			
Commissions receivable – Unsecured and 12b-1 fees		$ 43,673	
Prepaid expenses and Petty cash		7,673	
Furniture and equipment – Net of accumulated depreciation		6,562	57,908
Add: Other allowable credits			
Deferred tax liabilities			5,683
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES			156,007
Haircut on money market			1,752
NET CAPITAL			$ 154,255
COMPUTATION OF AGGREGATE INDEBTEDNESS -			
LIABILITIES FROM STATEMENT OF FINANCIAL CONDITION			$ 54,172
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT -			
6⅔% OF AGGREGATE INDEBTEDNESS			$ 3,611
MINIMUM REQUIRED NET CAPITAL			$ 45,000
NET CAPITAL REQUIREMENT			$ 45,000
EXCESS NET CAPITAL			$ 109,255
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL			.35 to 1

A reconciliation of the computation of net capital under Rule 15c3-1 as included in the Company's unaudited Form X-17a-5 as of December 31, 2008 filed with the Securities and Exchange Commission and the amount included in the above computation is not required as there are no audit adjustments.

SCHEDULES II AND III – COMPUTATION FOR
DETERMINATION OF RESERVE REQUIREMENTS AND
INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS PURSUANT TO RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2008

The Company is not required to present the schedules "Computation for Determination of Reserve Requirements Under Rule 15c3-3" and "Information for Possession or Control Requirements Under Rule 15c3-3" as it meets the exemptive provisions of Rule 15c3-3, under Section (k)(2)(ii) of the Rule.



Cohen Fund Audit Services, Ltd.   440.835.8500
800 Westpoint Pkwy., Suite 1100   440.835.1093 *fax*
Westlake, OH 44145-1524

www.cohenfund.com

SHAREHOLDER AND BOARD OF DIRECTORS
PRIMESOLUTIONS SECURITIES, INC.

<u>Independent Auditors' Report on Internal Control</u>
<u>Required by SEC Rule 17a-5(g)(1)</u>

In planning and performing our audit of the financial statements and supplemental schedules of PrimeSolutions Securities, Inc. (the Company) as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1.   Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2.   Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.





Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the shareholder, board of directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

Cohen Fund Audit Services

February 23, 2009
Westlake, Ohio

focused.
experienced.
responsive.

PRIMESOLUTIONS SECURITIES, INC.

INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2008

